FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Amsterdam, 10 May 2007

ABN AMRO announces appointment of Huibert Boumeester as CFO; Hugh Scott-Barrett to step down from 1 August 2007

ABN AMRO announces the resignation of Hugh Scott-Barrett, Chief Financial Officer and Member of the Managing Board. He will step down per 1 August 2007 and will be succeeded as CFO by Huibert Boumeester, Member of the Managing Board.

Rijkman Groenink, Chairman of the Managing Board, commented: "The Managing Board and the Supervisory Board of ABN AMRO have regretfully accepted Hugh’s decision to resign. I want to express my feelings of gratitude and respect to Hugh for his contribution to the growth of the Group. One of the best financial minds in the industry, Hugh brought extensive investment banking experience and sharp analytical skills to the team. We respect Hugh's wish to step down and wish him every success in the future."

 Hugh Scott-Barrett said: “Given the expected change in ownership of ABN AMRO this is an opportune moment for me to look at my future and explore new opportunities in my career. Having decided not to take up the offered position in the new entity after the proposed merger of Barclays and ABN AMRO, my resignation is a logical step. I wish my colleagues in the Board and the staff of the bank the very best.”

Huibert Boumeester (1960) was appointed to the Managing Board in January 2006. Prior to this appointment, he was Chief Executive Officer of ABN AMRO Asset Management. Mr Boumeester joined ABN Bank in 1987 and has held various positions within the bank in Europe and Asia since, including Country Manager in Malaysia, Managing Director Global Financial Markets and Global Head of Integrated Energy.

Hugh Scott-Barrett (1958) joined ABN AMRO in 1996 and progressed to Global Head of Corporate Finance. He joined the Managing Board in 2000 with co-responsibility for Wholesale Clients. Before his appointment as CFO in January 2006, Mr Scott-Barrett was Chief Operating Officer responsible for Group Shared Services, where he launched a programme focused on improving service quality and efficiency.

As of 1 August, the responsibilities of the Managing Board members are as follows:

•	Rijkman Groenink: Chairman Managing Board, Group Corporate Development, Group Audit, Group Compliance & Legal, Group Human Resources

•	Wilco Jiskoot: BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management

•	Joost Kuiper: BU North America, Chairman Group Business Committee

•	Huibert Boumeester: Chief Financial Officer, Group Finance, Group Risk Management, Investor Relations, Group Communications, Strategic Decision Support (SDS)

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

•	Piero Overmars: BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment, Antonveneta

•	Ron Teerlink: BU Latin America, BU Transaction Banking, Services, EU Affairs & Market Infrastructure, Chairman Consumer Client Segment

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Press contact: +31 20 6288900 / IR contact: +31 20 6287835

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This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

Date: May 10, 2007
	By:	/s/ Willem Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Company Secretary